UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2010

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

March 5, 2010

To whom it may concern

Corporate Name	: Mizuho Financial Group, Inc.
Representative	: Takashi Tsukamoto, President & CEO
Head Office	: 5-1, Marunouchi 2-chome
Chiyoda- ku, Tokyo, Japan
Code Number	: 8411 (TSE 1st Sec., OSE 1st Sec.)

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors, corporate auditors and executive officers (including changes in their areas of responsibility) of the following entities within the Group :

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Securities Co., Ltd.

Mizuho Trust & Banking Co., Ltd.

Tel: +81-(0)3-5224-2026 Public Relations Office Corporate Communications Mizuho Financial Group, Inc.

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Takashi Tsukamoto	President & CEO (Representative Director)	President & CEO (Representative Director) Head of Human Resources Group

Mr. Setsu Onishi	Deputy President - Executive Officer Head of Internal Audit Group	Mizuho Corporate Bank, Ltd. Managing Executive Officer Head of Global Syndicated Finance Unit, Head of Global Financial Products Unit

Mr. Hajime Saito	Managing Director and Managing Executive Officer Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group	Managing Director and Managing Executive Officer Head of Internal Audit Group

Mr. Takeo Nakano	Managing Executive Officer Head of Financial Control and Accounting Group	Managing Executive Officer Head of Risk Management Group, Head of Compliance Group and in charge of Financial Control and Accounting Group

Mr. Tatsuya Yamada	Executive Officer General Manager of Accounting	General Manager of Accounting

Mr. Shusaku Tsuhara	Executive Officer General Manager of Executive Secretariat	General Manager of Executive Secretariat

Mr. Tetsuji Kosaki	Retired	Deputy President (Representative Director) Head of Financial Control and Accounting Group

Mr. Shin Kuranaka	Retired	Executive Officer General Manager of Human Resources

Name	New Position (to become effective in late June 2010)	Current Position
Mr. Setsu Onishi	Deputy President (Representative Director) Head of Internal Audit Group	(Mentioned above)

Mr. Shuzo Haimoto	Corporate Auditor (full-time)	Mizuho Bank, Ltd. Managing Director and Managing Executive Officer Risk Management Group, Human Resources Group, Compliance Group(joint)

Mr. Tsuneo Muneoka	Retired	Corporate Auditor (full-time)

The appointment of Mr. Setsu Onishi as director and the appointment of Mr. Shuzo Haimoto as corporate auditor are subject to approval at the regular general meeting of shareholders of MHFG to be held in late June 2010.

[Director and Corporate Auditor Nominees]

(Nominees are subject to approval by the regular general meeting of shareholders to be held in late June 2010)

Name	Setsu Onishi
Date of Birth	Dec. 4, 1955
Education	Mar. 1978	Graduated from Faculty of law, the University of Tokyo
Business Experience	Apr. 1978

Joined The Industrial Bank of Japan, Limited

General Manager of Corporate Banking Division No. 14 of Mizuho Corporate Bank, Ltd.

Executive Officer, General Manager of Corporate Banking Division No. 14

Managing Executive Officer, Head of Global Syndicated Finance Unit, Head of Global Financial Products Unit (current)

Number of Shares of our common stock owned (as of September 30, 2009) : 18,540

Name	Shuzo Haimoto
Date of Birth	June 27, 1954
Education	Mar. 1978	Graduated from Faculty of Economics, the University of Tokyo
Business Experience	Apr. 1978	Joined The Industrial Bank of Japan, Limited General Manager of Human Resources of Mizuho Financial Group, Inc. Executive Officer, General Manager of Human Resources
Managing Director, Risk Management Group, Human Resources Group, Compliance Group (joint) of Mizuho Bank, Ltd. (current)

[Executive Officer Appointees]
Name	Tatsuya Yamada
Date of Birth	Feb. 20, 1960
Education	Mar. 1982	Graduated from Faculty of Economics, Hitotsubashi University
Business Experience	Apr. 1982

Joined The Industrial Bank of Japan, Limited

Deputy General Manager of Accounting Division of Mizuho Corporate Bank, Ltd.

Senior Manager of Disclosure Project Team and Senior Manager of Accounting Division

General Manager of Disclosure Control Department of Accounting Division

General Manager of Osaka Corporate Banking Division No. 1

General Manager of Accounting of Mizuho Financial Group, Inc. (current)

Name	Shusaku Tsuhara
Date of Birth	Jan. 6, 1960
Education	Mar. 1983	Graduated from Faculty of Economics, Keio University
Business Experience	Apr. 1983

Joined The Fuji Bank, Limited

General Manager of Seijo Branch of Mizuho Bank, Ltd.

General Manager of Branch Banking Unit VI of Branch Banking Division

General Manager of Kudan Branch

General Manager for Executive Secretariat of Mizuho Financial Group, Inc.

General Manager of Executive Secretariat (current)

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Tetsuro Ueno	Deputy President (Representative Director) Compliance Group, Branch Banking Division, Branch Network Planning Division	Deputy President (Representative Director) Compliance Group, Branch Banking Division

Mr. Hisashi Nakamura	Managing Director and Managing Executive Officer Branch Banking Division	Managing Executive Officer Branch Banking Division

Mr. Shin Kuranaka	Managing Director and Managing Executive Officer Risk Management Group, Human Resources Group, Compliance Group (joint)	Mizuho Financial Group, Inc. Executive Officer General Manager of Human Resources

Mr. Naoto Suzuki	Managing Executive Officer Branch Banking Division	Managing Executive Officer Corporate Banking Group

Mr. Masatoshi Yano	Managing Executive Officer Corporate Banking Group	Managing Executive Officer Strategic Planning Group, IT & System Group (joint)

Mr. Masahiko Furutani	Managing Executive Officer IT & System Group (joint), Securities Division, Innovation Business Division, Lottery Division, Branch Banking Division	Managing Executive Officer Business Coordination & Development Group

Mr. Yoshinobu Shigeji	Managing Executive Officer Branch Banking Division	Executive Officer General Manager of Corporate Banking Planning Division and Head of Corporate Finance Support Office

Mr. Yoshinori Yukimoto	Managing Executive Officer Branch Banking Division	Executive Officer General Manager of Internal Audit Division

Mr. Yoshihide Akazawa	Managing Executive Officer Branch Banking Division	Executive Officer General Manager of Nagoya Branch

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Hirohisa Kashiwazaki	Managing Executive Officer Strategic Planning Group, Financial Control and Accounting Group	Executive Officer General Manager of Ginza Branch and General Manager of Ginza Branch Division I

Mr. Shinsuke Uchinashi	Executive Officer General Manager of Credit Supervision Division IV	General Manager of Credit Supervision Division IV

Mr. Nobuyuki Nitta	Executive Officer General Manager of Compliance Division	General Manager of Compliance Division

Mr. Koichiro Sakamoto	Executive Officer General Manager of Internal Audit Division	General Manager of Marunouchi-chuo Corporate Banking Department of Marunouchi-chuo Branch

Mr. Koichi Sunayama	Executive Officer General Manager of Legal Affairs Division	General Manager of Legal Affairs Division

Mr. Kenichi Kaneko	Executive Officer General Manager of Ginza Branch and General Manager of Ginza Branch Division I	General Manager of Shinjuku-chuo Branch

Mr. Takashi Ito	Executive Officer General Manager of Nagoya-chuo Corporate Banking Department of Nagoya-chuo Branch	General Manager of Kobe Branch and General Manager of Kobe Branch Division I

Mr. Toru Egawa	Executive Officer General Manager of Corporate Planning Division and Head of Business Process Re-engineering Office	General Manager of Corporate Planning Division and Head of Business Process Re-engineering Office

Mr. Seiichi Kondo	Executive Officer General Manager of Human Resources Division	General Manager of Human Resources Division

Mr. Tetsuhiko Saito	Executive Officer General Manager of Shimbashi Corporate Banking Department of Shimbashi Branch	General Manager of Shimbashi Corporate Banking Department of Shimbashi Branch

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Shuzo Haimoto	Retired	Managing Director and Managing Executive Officer Risk Management Group, Human Resources Group, Compliance Group(joint)

Mr. Naoto Tsumita	Retired	Managing Director and Managing Executive Officer Branch Banking Division

Mr. Nobuhiro Ishikawa	Retired	Managing Executive Officer Branch Banking Division

Mr. Tomozo Yoshikawa	Retired	Managing Executive Officer Financial Control and Accounting Group

Mr. Fukuju Kishino	Retired	Managing Executive Officer Branch Banking Division

Mr. Yoshiyuki Sawai	Retired	Executive Officer General Manager of Shibuya Branch

Mr. Kunihiro Kondo	Retired	Executive Officer General Manager of Osaka Branch

Mr. Junichi Nishizawa	Retired	Executive Officer General Manager of Nagoya-chuo Corporate Banking Department of Nagoya-chuo Branch

Mr. Yuichiro Takahashi	Retired	Executive Officer General Manager of International Business Division

Mr. Shuzo Fujii	Retired	Executive Officer General Manager of Nanba Branch and General Manager of Nanba Branch Division I

Mr. Michio Abe	Retired	Executive Officer General Manager of Sapporo Branch

The appointment of Messrs. Hisashi Nakamura and Shin Kuranaka as directors is subject to approval at the general meeting of shareholders of MHBK to be held on April 1, 2010.

[Mizuho Corporate Bank, Ltd. (MHCB)]

Name	New Position (effective as of March 25, 2010)	Current Position
Mr. Nobukatsu Funaki	Corporate Auditor (full-time)	General Manager of Accounting Division

Mr. Akio Takenouchi	Retired	Corporate Auditor (full-time)

The appointment of Mr. Nobukatsu Funaki as corporate auditor is subject to general meeting of shareholders of MHCB to be held on March 25, 2010.

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Mitsuhiro Nagahama	Deputy President (Representative Director)	Managing Executive Officer Head of the Americas

Mr. Tetsuo Hiramatsu	Managing Director and Managing Executive Officer Chief Strategy Officer, Chief Information Officer, Chief Operations Officer	Managing Director and Managing Executive Officer Chief Strategy Officer, Chief Financial Officer

Mr. Tetsuya Kawagishi	Managing Director and Managing Executive Officer Head of Global Transaction Banking Unit, Head of Global Asset Management Unit	Managing Executive Officer Chief Risk Officer, Chief Human Resources Officer

Mr. Yoshiyuki Fukuda	Managing Executive Officer Chief Compliance Officer, Chief Credit Officer	—

Mr. Shuichi Honda	Managing Executive Officer Head of Global Investment Banking Unit	Managing Executive Officer Chief Compliance Officer, Chief Credit Officer

Mr. Nobuhide Hayashi	Managing Executive Officer Head of International Banking Unit	Managing Executive Officer

Mr. Hideyuki Takahashi	Managing Executive Officer Chief Financial Officer, Chief Portfolio Management Officer	Managing Executive Officer Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Global Alternative Investment Unit

Mr. Junichi Nishizawa	Managing Executive Officer Chief Risk Officer, Chief Human Resources Officer	Mizuho Bank, Ltd. Executive Officer General Manager of Nagoya-chuo Corporate Banking Department of Nagoya-chuo Branch

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Yasuhiko Imaizumi	Managing Executive Officer	Executive Officer General Manager of Nagoya Corporate Banking Division

Mr. Satoshi Fujimoto	Managing Executive Officer	Executive Officer General Manager of Corporate Banking Division No.2

Mr. Harusato Nihei	Managing Executive Officer	Executive Officer General Manager of Human Resources Management Division

Mr. Atsushi Narikawa	Managing Executive Officer	Executive Officer General Manager of Corporate Banking Division No.13

Mr. Masayuki Hoshi	Executive Officer Joint Head of Corporate Banking Unit (Financial Institutions & Public Sector)	Executive Officer General Manager of Corporate Banking Division No.17

Mr. Shuichi Shimada	Executive Officer General Manager of Corporate Banking Division No.15	General Manager of Corporate Banking Division No.15

Mr. Hidefumi Kobayashi	Executive Officer General Manager of Portfolio Management Division	General Manager of Portfolio Management Division

Mr. Hirohisa Ishii	Executive Officer Joint Head of Global Markets Unit (Sales & Trading)	Senior Corporate Officer of Global Markets Unit

Mr. Kyo Nishikawa	Executive Officer	General Manager of Hong Kong Branch

Mr. Takeshi Watanabe	Executive Officer General Manager of Credit Risk Management Division	General Manager of Corporate Research Division

Mr. Sinya Aizawa	Executive Officer General Manager of Internal Audit Division	General Manager of Real Estate Finance Division

Mr. Akira Takeuchi	Executive Officer General Manager of Corporate Banking Division No.1	General Manager of Corporate Credit Division

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Hokuto Nakano	Executive Officer General Manager of Forex Division	General Manager of Forex Division

Mr. Akihiro Hashimoto	Executive Officer General Manager of Americas Financial Products Division	General Manager of Americas Financial Products Division

Mr. Kiyoshi Miyake	Executive Officer General Manager of Asia Financial Solution Division	General Manager of Syndicated Products Distribution Division

Mr. Takayuki Yokota	Executive Officer General Manager of Investment Banking Coordination Division	Mizuho Financial Group, Inc. General Manager of Investor Relations

Mr. Norimasa Kuroda	Retired	Deputy President (Representative Director)

Mr. Hidetake Nakamura	Retired	Managing Director and Managing Executive Officer Head of International Banking Unit

Mr. Seiichi Chiba	Retired	Managing Executive Officer

Mr. Setsu Onishi	Retired	Managing Executive Officer Head of Global Syndicated Finance Unit, Head of Global Financial Products Unit

Mr. Akira Segawa	Retired	Managing Executive Officer

Mr. Atsushi Shigeta	Retired	Managing Executive Officer Head of Global Transaction Banking Unit, Chief Information Officer, Chief Operations Officer

Mr. Kotaro Nakazawa	Retired	Executive Officer General Manager of China Business Promotion Division

Mr. Yukio Yasuda	Retired	Executive Officer General Manager of Compliance Division

Mr. Hiraku Otani	Retired	Executive Officer General Manager of Corporate Banking Division No.3

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Nobutoshi Ogawa	Retired	Executive Officer General Manager of Corporate Banking Division No.1

Mr. Kazunari Higuchi	Retired	Executive Officer General Manager of Internal Audit Division

The appointment of Messrs. Mitsuhiro Nagahama and Tetsuya Kawagishi as directors is subject to general meeting of shareholders of MHCB to be held on April 1, 2010.

[Mizuho Securities Co., Ltd. (MHSC)]

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Akira Kawamura	Deputy President Head of Global Business Infrastructure Committee	Deputy President

Mr. Hideo Abe	Deputy President Head of Global Investment Banking, Head of Global Coverage (Japanese Clients), Head of Global Investment Banking Division	Deputy President

Mr. Yutaka Endo	Deputy President Head of Global Coverage (Global Clients), Head of International Division	Deputy President Head of Asia & Middle East Committee

Mr. Hidetake Nakamura	Deputy President - Executive Officer Co-Head of International Division, Deputy Head of Global Business Infrastructure Committee	Mizuho Corporate Bank, Ltd. Managing Director and Managing Executive Officer Head of International Banking Unit

Mr. Masaaki Kume

Managing Director

and Managing Executive Officer

Head of Corporate Investment Services

& Retail Business Division,

Head of Retail Business Division,

in charge of Retail Business Planning

& Coordination Dept.,

Retail Business Supervising Dept.

and Business Development Dept.

Managing Director

and Managing Executive Officer

Head of Corporate Investment Services

& Retail Business,

Head of Retail Business Division,

in charge of Retail Business Planning

& Coordination Dept.

and Business Development Dept.

Mr. Kenichi Minamitani	Managing Executive Officer Head of Legal & Compliance Division

Managing Executive Officer

Joint Head of Corporate Investment

Services & Retail Business,

in charge of Corporate Investment

Services Planning Dept.,

Corporate Investment Services Dept.,

Kansai Corporate Investment Services Dept.,

Chubu Corporate Investment Services Dept.

and Public & Finance Institutions

Investment Services Office

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Tadashi Jitoku	Managing Executive Officer Head of Business Process Management Division, in charge of Corporate Support Dept.	Managing Executive Officer Head of Business Process Management Division

Mr. Hideki Harima	Managing Executive Officer Head of Global Research Division	Managing Executive Officer In charge of Global Corporate Planning Dept., BCP Office, General Affairs Dept. and Legal Dept.

Mr. Mitsuo Hirakata	Managing Executive Officer Joint Head of International Division, Chairman of Mizuho Securities UK Holdings Ltd., Chairman of Mizuho International plc

Managing Executive Officer

In charge of

Corporate Communications Dept.,

International Dept.,

China Business Promotion Office

and Beijing/Shanghai/Mumbai

Representative Offices,

Deputy Head of Asia & Middle East

Committee

Mr. Junichi Nakamura	Managing Executive Officer Joint Head of International Division, Joint Head of Global Investment Banking Division, Head of Asia & Middle East Committee	Managing Executive Officer Head of Capital Markets Group

Mr. Yukio Yamane	Managing Executive Officer Joint Head of Global Investment Banking Division	Managing Executive Officer Branch Manager of Nagoya Branch

Mr. Toshinari Iyoda	Managing Executive Officer Head of Investment Banking Group	Managing Executive Officer Joint Head of Global Investment Banking, Co-Head of Investment Banking Group, in charge of Investment Banking Business Administration Dept.

Mr. Masahiro Miyamoto	Managing Executive Officer In charge of Investment Banking Group and Chubu Investment Banking Dept.	Executive Officer In charge of Investment Banking Group and Chubu Investment Banking Dept.

Mr. Shingo Ishizaki	Managing Executive Officer Head of Kansai & West Japan Investment Banking Group	Managing Executive Officer Joint Head of Kansai & West Japan Investment Banking Group

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Tetsuro Koizumi	Managing Executive Officer Head of Public & Financial Institutions Group	Executive Officer In charge of Investment Banking Group and Investment Banking Support Dept.

Mr. Koichi Kubo	Managing Executive Officer Head of Global Coverage Group, in charge of Investment Banking Group, Deputy Head of Asia & Middle East Committee	Managing Executive Officer In charge of Investment Banking Group and Asia/Oceania Investment Banking Dept., Deputy Head of Asia & Middle East Committee

Mr. James G.W. Reed	Managing Executive Officer Head of Global Markets, Co-Head of Global Markets & Products Division, Chairman of Mizuho Securities USA Inc.	Executive Officer President and CEO of Mizuho Securities USA Inc.

Mr. Koichiro Sugii	Managing Executive Officer Co-Head of Global Markets, Co-Head of Global Markets & Products Division, Joint Head of Global Research Division	Managing Executive Officer Head of Global Markets & Products, Head of Equity Group

Mr. Hiroshi Yuki	Managing Executive Officer Joint Head of Global Markets & Products Division, Head of Products Planning & Promotion Group, in charge of Global Markets Planning Dept.	Managing Executive Officer Joint Head of Global Markets & Products, Head of Products Planning Group, in charge of Global Markets Planning Dept.

Mr. Shuichi Goto	Managing Executive Officer Joint Head of Corporate Investment Services & Retail Business Division, Joint Head of Retail Business Division, in charge of Wealth Management Dept. and Direct Dept.	Managing Executive Officer General Manager of Head Office Sales Dept.

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Toru Sakurai

Managing Executive Officer

Joint Head of Corporate Investment

Services & Retail Business Division,

Joint Head of Retail Business Division,

in charge of Corporate Business

Planning Dept.,

Corporate Investment Services Dept.,

Kansai Corporate Investment Services Dept.,

Chubu Corporate Investment Services Dept.

and Public & Finance Institutions

Investment Services Dept.

Managing Executive Officer Head of Public & Financial Institutions Group

Mr. Shigeru Akiyoshi	Managing Executive Officer Branch Manager of Nagoya Branch	Executive Officer Chief Regional Officer of Block II

Mr. Hiroto Koda	Executive Officer In charge of Global Corporate Planning Dept., Strategic Research Dept., BCP Office and Corporate Communications Dept., General Manager of Global Corporate Planning Dept.	Executive Officer General Manager of Global Corporate Planning Dept.

Mr. Yasushi Higo	Executive Officer In charge of Group Affiliates Management Dept. and General Affairs Dept.	Executive Officer In charge of Group Affiliates Management Dept.

Mr. Masaya Usuha	Executive Officer Head of Global Risk Management Group, in charge of Operational Risk Management Dept.	Executive Officer Deputy in charge of Risk Management Dept. and Credit Risk Management Dept.

Mr. Osamu Honda	Executive Officer Head of Finance & Accounting Group, deputy in charge of Corporate Communications Dept. and Operational Risk Management Dept.	Executive Officer General Manager of Human Resources Dept.

Mr. Keiki Kimura	Executive Officer Attached to International Division, in charge of Information Security Management Dept.	Executive Officer Joint Head of Compliance Division, in charge of Information Security Management Dept., deputy in charge of Operational Risk Management Dept.

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Yoshio Shimizu	Executive Officer In charge of Investment Banking Business Administration Dept. and Investment Banking Business Coordination Dept. (attached to Global Investment Banking Division)	Head of Investment Banking Products Group

Mr. Koji Muranaka	Executive Officer In charge of Investment Banking Group	Head of Advisory Group

Mr. Hiroyuki Kono	Executive Officer Joint Head of Public & Financial Institutions Group	Joint Head of Public & Financial Institutions Group

Mr. Katsunori Nozawa	Executive Officer Joint Head of Global Coverage Group, Deputy Head of Asia & Middle East Committee	Mizuho Corporate Bank, Ltd. General Manager of Leveraged Finance Division

Mr. Takeaki Furihata	Executive Officer Head of Corporate Finance Promotion Group	Executive Officer Joint Head of Capital Markets Group

Mr. Junichi Yamada	Executive Officer Head of Fixed Income Group	Head of Fixed Income Group

Mr. Yukihiro Take	Executive Officer Chief Regional Officer of Block III	Joint Branch Manager of Nagoya Branch

Mr. Tetsuo Hayashi	Executive Officer Chief Regional Officer of Block IV	Branch Manager of Fukuoka Branch

Mr. Kazumi Takemoto	Executive Officer Chief Regional Officer of Block V	Branch Manager of Hiroshima Branch

Mr. Kazumasa Ito	Executive Officer General Manager of Head Office Sales Dept.	Executive Officer Chief Regional Officer of Block IV

Mr. Mitsugu Yamakawa	Executive Officer Branch Manager of Shinjuku Branch	Executive Officer Chief Regional Officer of Block I

Mr. Shinichiro Kimura	Executive Officer Branch Manager of Osaka Branch, in charge of Osaka General Affairs Dept.	Executive Officer Chief Regional Officer of Block V

Mr. Toshihisa Tsumori	Executive Officer Head of Channel Business Development Group, in charge of Investment Dept., Investment Management Dept., and Securities Business Development Dept.	Executive Officer Head of Channel Business Development Group, in charge of Investment Dept.

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Tetsuya Fukabori	Director	Deputy President

Mr. Kiyokata Somekawa	Retired	Managing Executive Officer In charge of Risk Management Dept., Credit Risk Management Dept., Operational Risk Management Dept., Accounting Dept. and Treasury Dept.

Mr. Hiromitsu Nakahara	Retired	Managing Executive Officer Head of Compliance Division

Mr. Nobuaki Takeda	Retired	Managing Executive Officer Joint Head of IT Division

Mr. Kazuo Ichiki	Retired	Managing Executive Officer Head of Global Investment Banking, Co-Head of Investment Banking Group

Mr. Yasuhiko Matsunaga	Retired	Managing Executive Officer Head of Kansai & West Japan Investment Banking Group, deputy in charge of Chubu Investment Banking Dept., in charge of Osaka General Affairs Dept.

Mr. Naoki Maruyama	Retired	Managing Executive Officer Head of Corporate Finance Promotion Group

Mr. Naohiro Kamei	Retired	Managing Executive Officer In charge of Global Futures Business (attached to Global Markets & Products)

Mr. Satoru Akiyama	Retired	Managing Executive Officer Head of Asset Management Business Group

Mr. Mitsuya Nishino	Retired	Managing Executive Officer Joint Head of Corporate Investment Services & Retail Business, Joint Head of Retail Business Division, in charge of Wealth Management Dept. and Direct Dept.

Mr. Narihide Kurata	Retired	Managing Executive Officer Branch Manager of Osaka Branch

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Tadao Ogoshi	Retired	Managing Executive Officer Deputy Head of Asia & Middle East Committee

Mr. Shigeki Matsushima	Retired	Managing Executive Officer Chairman & Chief Executive of Mizuho Securities UK Holdings Ltd., Chairman of Mizuho International plc, Chairman of Mizuho Securities USA Inc.

Mr. Koichi Iwasaki	Retired	Executive Officer Joint Head of Business Process Management Division

Mr. Kazuo Mori	Retired	Executive Officer In charge of M&A Business (attached to Global Investment Banking)

Mr. Daisuke Yamamoto	Retired (effective as of March 28, 2010)	Executive Officer In charge of Investment Banking Group, attached to Public & Financial Institutions Group

Mr. Yukio Ikemura	Retired	Executive Officer In charge of Investment Banking Group

Mr. Akifumi Tate	Retired	Executive Officer Joint Head of Kansai & West Japan Investment Banking Group

Mr. Katsuo Okuno	Retired	Executive Officer Joint Head of Corporate Finance Promotion Group

Mr. Kenzo Fujiyama	Retired	Executive Officer Joint Head of Channel Business Development Group, in charge of Investment Management Dept.

Mr. Shin Morimoto	Retired

Executive Officer

Deputy in charge of

Corporate Investment Services Dept.,

Kansai Corporate Investment Services Dept.,

Chubu Corporate Investment Services Dept.

and Public & Finance Institutions

Investment Services Office

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Masayuki Kuronuma	Retired	Executive Officer Chief Regional Officer of Block III

Mr. Hiroshi Tomitsuka	Retired	Executive Officer Branch Manager of Kyoto Branch

Mr. Seiichiro Ino	Retired	Executive Officer Deputy Head of Asia & Middle East Committee

Mr. Takeshi Senda	Retired	Executive Officer President of Neostella Capital Co., Ltd.

Mr. Muneaki Kiyota	Retired	Executive Officer President of Mizuho Bank (Switzerland) Ltd.

Mr. Kentaro Azuma	Retired	Executive Officer

Name	New Position (to become effective in late June 2010)	Current Position
Mr. Hidetake Nakamura	Deputy President Co-Head of International Division, Deputy Head of Global Business Infrastructure Committee	(Mentioned above)

Mr. Hiromitsu Nakahara	Corporate Auditor (full-time)	(Mentioned above)

Mr. Kiyokata Somekawa	Corporate Auditor (full-time)	(Mentioned above)

Mr. Tetsuya Fukabori	Retired	(Mentioned above)

Mr. Masumi Tamagawa	Retired	Corporate Auditor (full-time)

Mr. Yoshitake Ueno	Retired	Corporate Auditor (full-time)

The appointment of Mr. Hidetake Nakamura as director and the appointment of Messrs. Hiromitsu Nakahara and Kiyokata Somekawa as corporate auditors are subject to approval at the regular general meeting of shareholders of MHSC to be held in late June 2010.

[Mizuho Trust & Banking Co., Ltd. (MHTB)]

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Kiyotaka Nakakita	Managing Executive Officer	Managing Executive Officer General Manager of Osaka Branch

Mr. Katsunobu Motohashi	Managing Executive Officer	Executive Officer General Manager of Treasury Department

Mr. Yuichiro Takahashi	Managing Executive Officer	Mizuho Bank, Ltd. Executive Officer General Manager of International Business Division

Mr. Yoshijiro Adachi	Managing Executive Officer	Executive Officer General Manager of Corporate Trust Business Department

Mr. Yasuo Sakai	Executive Officer General Manager of Human Resources Department	General Manager of Human Resources Department

Mr. Masao Yoshikawa	Executive Officer General Manager of Investment Strategic Development Department	General Manager of Investment Strategic Development Department

Mr. Ken Hyuga	Executive Officer General Manager of Osaka Branch	General Manager of Branch Administration Department

Mr. Shuuichi Takemoto	Executive Officer General Manager of IT & Systems Planning Department	General Manager of IT & Systems Planning Department

Mr. Norimasa Kuroda	Advisor	Mizuho Corporate Bank, Ltd. Deputy President (Representative Director)

Mr. Akinori Bou	Retired	Managing Director and Managing Executive Officer

Name	New Position (effective as of April 1, 2010)	Current Position
Mr. Eisuke Marumori	Retired	Managing Executive Officer

Mr. Tsutomu Tsunashima	Retired	Managing Executive Officer

Mr. Masao Fukuda	Retired	Executive Officer General Manager of Business Department III

Name	New Position (to become effective in late June 2010)	Current Position
Mr. Norimasa Kuroda	Chairman	(Mentioned above)

Mr. Haruyuki Kaneko	Managing Director and Managing Executive Officer	Managing Executive Officer

Mr. Teruhiko Ikeda	Advisor	Chairman

The appointment of Messrs. Norimasa Kuroda and Haruyuki Kaneko as directors is subject to approval at the regular general meeting of shareholders of MHTB to be held in late June 2010.